SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period October 30, 2004 to November 2, 2004

PENGROWTH ENERGY TRUST

(Translation of Registrant’s Name Into English)

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                               ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES

DOCUMENTS FURNISHED HEREUNDER:

1.	Notice of Meeting of Trust Unitholders

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
November 2, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

530-8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

October 29, 2004

Alberta Securities Commission	British Columbia Securities Commission
The Manitoba Securities Commission	Office of the Administrator, New Brunswick
Securities Commission of Newfoundland	Nova Scotia Securities Commission
Ontario Securities Commission	Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec	Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders

We advise the following with respect to the upcoming meeting of Unitholders for the subject Energy Trust:

1.	Meeting Type	Special Meeting
2.	Security Description of Voting Issue	Class A
Class B
3.	CUSIP Number	706902301
706902400
4.	ISIN Number	CA7069023017
CA7069024007
5.	Record Date	November 10, 2004
6.	Meeting Date	December 15, 2004
7.	Meeting Location	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Concepcion Jalbuena
Assistant Corporate Trust Officer